Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Shoulder Innovations, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 12, 2025.

CULTIVATE(MD) HOLDINGS, LLC

By: /s/ R. Sean Churchill
Name: R. Sean Churchill
Title: Managing Director

DAVID LAWRENCE BLUE

By: /s/ David Lawrence Blue

MATTHEW FRASER AHEARN

By: /s/ Matthew Fraser Ahearn

ROBERT JOSEPH BALL

By: /s/ Robert Joseph Ball

R. SEAN CHURCHILL

By: /s/ R. Sean Churchill